April 14, 2017
VIA EMAIL AND EDGAR
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0805

Attention:	Christina Chalk, Esq., Senior Special Counsel - Office of Mergers and Acquisitions
Re:    Taubman Centers, Inc.
PREC14A filed on March 31, 2017
File No. 1-11530

Dear Ms. Chalk:
On behalf of our client Taubman Centers, Inc. (“TCO,” or the “Company”), and in response to the Staff’s comments in a letter dated April 11, 2017 (the “Comment Letter”) regarding TCO’s preliminary proxy statement filed on Schedule 14A on March 31, 2017 (the “Preliminary Proxy Statement”), we submit this letter containing TCO’s responses to the Comment Letter.
In connection with this letter, TCO is filing an amendment to the Preliminary Proxy Statement (“Amendment No. 1”) electronically with the Securities and Exchange Commission (the “Commission”) via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter to the Staff, along with two courtesy copies of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement.
The text of each of the Staff’s comments is set forth in bold, followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.
General

1.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:
The Company will post the proxy statement materials on the Company’s website, investors.taubman.com, under the Investors - Financial Information - SEC Filings tab.

2.
See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case, please revise to provide the required information.

The Company intends to rely on Rule 14a-16(n)(2) to provide the material required by the notice. In response to the Staff’s comment, pages 4, 7 and 84 have been revised to provide the information required by Rule 14a-16(n)(2).

3.
Please provide support for all factual assertions in the proxy statement, either by submitting materials supplementally or by citing to (with specificity) publicly- available source material that can be accessed by the staff and shareholders reading your proxy statement. As an example only, we refer to the total shareholder return and other figures presented in the charts on page 5 of the proxy statement. While you reference Bloomberg as the source, there are no dates or specific cites provided to enable us to find the support for the cited information.

Response:
TCO is supplementally providing the Staff the following information regarding the support for the specified statements made in the Preliminary Proxy Statement.
Information regarding TCO’s “Total Revenues” for fiscal years 2015 and 2016, which appears on page 5 of the Preliminary Proxy Statement, is based on the line item “Revenues” disclosed in the section entitled “Consolidated Statement of Operations and Comprehensive Income” in Item 8 (Financial Statements and Supplementary Data) of Part II of TCO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the Commission on February 23, 2017 (the “Form 10-K”) (see page F-6).
Information regarding TCO’s “Adjusted Funds from Operations per share” for fiscal years 2015 and 2016, which appears on page 5 of the Preliminary Proxy Statement, is based on the line item “Adjusted Funds from Operations attributable to TCO’s common shareholders” as calculated “Per Share/Unit” disclosed in the section entitled “Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareholders to Funds From Operations and Adjusted Funds from Operations” in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II of the Form 10-K (see page 62).
Information regarding TCO’s “Comparable Center Net Operating Income” for fiscal years 2015 and 2016, which appears on page 5 of the Preliminary Proxy Statement, is based on the line item “Net Operating Income at 100% - comparable centers excluding lease cancellation income” disclosed in the section entitled “Reconciliation of Net Income to Net Operating Income” in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II of the Form 10-K (see page 63).

Information regarding TCO’s “Comparable Center Tenant Sales Per Square Foot” for fiscal years 2015 and 2016, which appears on page 6 of the Preliminary Proxy Statement, is based on the line item “Sales per square foot” disclosed in Item 6 (Selected Financial Data) of Part II of the Form 10-K (see page 32).
The statement that TCO’s sales per square foot “have significantly outpaced market indices,” which appears on page 6 of the Preliminary Proxy Statement, is based on data for the years 2006-2016 with respect to annual sales productivity for non-anchor tenants in U.S. malls collected by the International Council of Shopping Centers (“ICSC”), a global trade association of the shopping center industry. This data is available to third-parties for purchase as part of a subscription to ICSC. TCO currently has a subscription to ICSC. TCO advises the Staff that it did not fund the collection of the data, nor is it affiliated with ICSC (other than as a member and a subscriber to its service). Concurrent with the filing of Amendment No. 1, TCO is supplementally providing to the Staff under separate cover, pursuant to Rule 12b-4 and Rule 83, certain items regarding this topic, which is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in Amendment No. 1.
Information regarding TCO’s “Dividends Per Share” for fiscal years 2015 and 2016, which appears on page 6 of the Preliminary Proxy Statement, is based on the line item “Dividends declared per common share” disclosed in Item 6 (Selected Financial Data) of Part II of the Form 10-K (see page 32).
Information regarding TCO’s “Total Shareholder Returns” from 1996 - 2016, which appears on page 6 of the Preliminary Proxy Statement, is based on stock price information for TCO and the S&P 500 from December 31, 1996 to December 30, 2016 obtained from the Bloomberg L.P. database on March 31, 2017.
The above factual statements on pages 5 and 6 of Amendment No. 1 have been annotated with the sources cited above.

4.	On the cover page of the proxy statement, prominently state by whom the solicitation is being made. See Rule 14a-4(a)(1) and Item 4(b)(1) of Schedule 14A.

Response:
We respectfully note that page 1 of the Preliminary Proxy Statement provided that the solicitation is being made on behalf of the Company’s Board of Directors in accordance with Rule 14a-4(a)(1) and Item 4(b)(1) of Schedule 14A.
The Company respectfully advises the Staff that it believes only the Company’s name needs to be listed as a filing person on the cover page. The Company refers the Staff’s attention to prior precedent for its approach, including the following contested proxy statements:

•	Arconic Inc., Schedule 14A filed on March 13, 2017;

•	TICC Capital Corp., Schedule 14A filed on July 12, 2016;

•	Ambac Financial Group Inc., Schedule 14A filed on May 18, 2016;

•	Support.com, Inc., Schedule 14A filed on May 4, 2016;

•	RTI Surgical, Inc., Schedule 14A filed on April 19, 2016;

•	Stratus Properties Inc., Schedule 14A filed on April 15, 2016;

•	Guidance Software, Inc., Schedule 14A filed on March 30, 2016;

•	Shutterfly, Inc., Schedule 14A filed on June 12, 2015; and

•	E.I. du Pont de Nemours and Company, Schedule 14A filed on May 13, 2015.

The Company believes that no other persons are required to be included on the cover page of the Schedule 14A as persons filing the proxy statement. The Company is making the solicitation and is responsible for the adequacy and accuracy of the Preliminary Proxy Statement, Amendment No. 1 and in any other filings that the Company will make with the Commission in connection with the proxy solicitation. The Company notes to the Staff that none of the directors, director nominees and executive officers are receiving any special compensation from the Company in connection with the proxy solicitation.
Can I change my vote, page 19

5.
Here and throughout the proxy statement where you describe the means available for a shareholder to revoke a previously-granted proxy, note that in addition to granting you a later-dated proxy, the shareholder may also grant one to the contestant in this solicitation.

Response:
In response to the Staff’s comment, the disclosure in the Notice, the Proxy Summary and on pages 2, 4, 5 and 15 of Amendment No. 1 have been revised to note that later-dated proxies provided to the dissident in this solicitation will also revoke previously-granted proxies.
*    *    *    *
We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Adam O. Emmerich (212-403-1234 / aoemmerich@wlrk.com) or Sabastian V. Niles (212-403-1366 / svniles@wlrk.com) at Wachtell, Lipton, Rosen & Katz or Michael S. Ben at Honigman Miller Schwartz and Cohn LLP (313-465-7316 / mben@honigman.com).
Very truly yours,

Sabastian V. Niles /s/ Sabastian V. Niles Wachtell, Lipton, Rosen & Katz	Michael S. Ben /s/ Michael S. Ben Honigman Miller Schwartz and Cohn LLP
cc:    Chris B. Heaphy, General Counsel, Taubman Centers, Inc.

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